Exhibit 99.1

Press Release

Sify Technologies announces agreement to sell its entire stake in MF Global India for all cash deal

Transaction awaiting regulatory and statutory approvals

India, Chennai, March 27, 2012: Sify Technologies Limited (NASDAQ Global Markets: SIFY), a leader in Managed Enterprise, Network and ICT Services in India, today announced that they have reached an agreement for sale of their entire stake in MF Global Sify Securities India Pvt Ltd. for an all cash deal. According to the terms of the agreement entered with MF Global Sify Securities India Pvt Ltd., MF Global Overseas Limited and PhillipCapital Group, the Singapore based financial services company, through its related companies, will buy a majority stake in MF Global Sify Securities India Private Limited. The transaction is subject to regulatory and statutory approvals in the respective countries.

About Sify Technologies

Sify is among the largest Managed Enterprise, Network and IT Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 710 cities and towns in India.

A significant part of the company’s revenue is derived from Corporate Enterprise Services, which include Network and IT services, Connectivity, Security, Network management services, Enterprise applications, Hosting and Remote Infrastructure Management Services. Sify is a recognized ISO 9001:2008 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO / IEC 20000—1:2005 and ISO/IEC 27001:2005 certified for Internet Data Center operations. Sify has also built a credible reputation in the emerging Cloud Computing market and is today regarded as a domain leader. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP back haul to long distance subscriber telephony services.

The company is also India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services.

As a solutions provider, Software services develop applications and offers services to improve business efficiencies of its current clients and prospective client bases. Sify also offers services in the specialized domains of eLearning for-profit, not-for-profit and government institutions, both in India and globally.

With our Cable landing station and the partnerships inked with several cable companies globally, we are present in almost all the spheres of the ICT eco system.

The expanded Commercial and Consumer business addresses the burgeoning demands of the SMB/SOHO community. The business provides a whole host of services for the retail consumer on the Consumer cloud platform. Sify continues to provide broadband connections for home and at public access points. The portal side of the business operates two of the most popular portals in India, Sify.com and Samachar.com. For more information about Sify, visit www.sifycorp.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2011, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Corporate Communications +91 44 22540777 (extn.2055) praveen.krishna@sifycorp.com	Grayling Investor Relations Ms. Trúc Nguyen (ext. 418) Mr. Christopher Chu (ext. 426) +1-646-284-9400 truc.nguyen@grayling.com christopher.chu@grayling.com